Exhibit 17.1

 [Letterhead of Michael P. Nevin]

April 8, 2019

Board of Directors
Conduent Incorporated
100 Campus Drive, Suite 200
Florham Park, New Jersey 07932

To My Fellow Directors:

I hereby resign as a director of Conduent, effective immediately.

Over the last few months, I have voiced a number of concerns regarding various matters relating to Conduent’s operations, policies and practices.  Unfortunately, little action has been taken to address these issues, and I believe the main roadblock to meaningful change has been the company’s Chairman, Bill Parrett.  Every company needs a strong chairman who is willing to do the heavy lifting that is often necessary to rein in the natural autocratic proclivities of management – especially when the company is underperforming to the extent Conduent is.  In my view, Bill has simply been asleep at the switch while the company has lost almost 50% of its market value.  I sincerely hope this letter concerning the circumstances surrounding my resignation will be helpful in guiding you to take the bold and decisive remedial actions that are necessary to save Conduent.

Below is a summary of the issues that have caused me to resign and that I feel need to be addressed immediately by the board:

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The 401(k) Proposal.  The Compensation Committee recently voted on a proposal to suspend Conduent’s 401(k) employer match.  Although I am a member of the committee, I was not informed of the matter until well after the other two members (Bill Parrett and Joie Gregor) were briefed.  Even then, I was given only 24 hours to consider the materials and was told that a vote had to be taken immediately on a Saturday.  Because of this fact, I was not afforded the time necessary to investigate the many questions I had regarding the proposal (including its legality and the effect it might have on various classes of employees).  I was particularly concerned over the possibility that the company could be perceived as curtailing employee benefits in order to attempt to manage earnings over the short term.  I regard it as a very serious matter to take away from over 10,000 employees something the company had promised – and there was no way I was going to be railroaded into making a hasty, ill-informed decision.  I therefore voted against the proposal.  In discussing the proposal with Chairman Bill Parrett, he amazingly indicated that he hadn’t looked into it, but that it sounded like a good idea.  In conversations with Joie Gregor, it was apparent to me that she too was uncomfortable with the rushed manner in which this proposal was presented but nevertheless felt the necessity to go along with Bill in supporting whatever course of action management was recommending.  One of the most disturbing parts of this whole experience for me was that Chairman Bill Parrett had previously blindsided me on the Kroger matter discussed below.  (After that fiasco, Bill promised to never again “blindside me” by speaking to other committee members without contacting me at the same time about matters to be voted on in the very near future).  It has now become patently clear that promises mean very little to Chairman Parrett.  But by far my most important grievance with Bill, which I consider to be a major problem for the board and all shareholders, is that he seems uninvolved and appears to be willing to recommend that the board rubber stamp whatever management proposes – even though management has made a number of very disturbing and costly decisions over the last year.  Chairman Parrett, and sad to say certain other members of this board, are the quintessential example of one of the biggest problems in corporate America today – too many directors simply do not give a damn.  This is especially dangerous for shareholders when the director also happens to be the chairman.

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The Kroger Matter.  As a member of the Corporate Governance Committee, one would think that I’d have had advance notice of the ill-advised decision of our Chief Executive Officer, Ashok Vemuri, to join the board of directors of Kroger.  Instead, I learned about this development by reading it in the newspaper! Only later did I learn that Chairman Bill Parrett was aware in advance of the actions that Ashok was contemplating taking but did not deem this information worthy of sharing with me or other board members.  Had my opinion been sought in advance, I would have expressed my extreme concern that this new position had the potential to distract Ashok’s attention away from his duties at the company at the precise moment when his full attention was required most.  Ashok, with Chairman Parrett’s acquiescence, determined to take this board seat only a few short months after negative disclosures by Conduent resulted in the evaporation of almost half the company’s stock market valuation in a matter of weeks.  How Bill could have missed or ignored this glaringly obvious red flag is a mystery.  The only answer that makes any sense to me is that he was asleep at the switch, as he has been in so many instances during his tenure, or perhaps he was distracted by his myriad other responsibilities as a director of Oracle, Blackstone, Eastman Kodak and UBS Americas.  When I confronted Bill, I received a “mea culpa” for his not giving me and other board members earlier notice and a promise that in the future this would never happen again.  I also insisted that changes be made to the company’s Corporate Governance Guidelines in order to prevent this sort of thing from happening again, which were ultimately implemented (after significant pushback from Bill).  However, as the 401(k) debacle shows, Chairman Parrett does not seem to take guidelines very seriously when it comes to rubber stamping management’s desires.

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The COO Matter.  Another example of the failed processes at Conduent is the search for a Chief Operations Officer (COO) which is now taking place at Conduent.  This important search has been going on for way too long.  However, despite the length of the search, the only candidate whom I was given the opportunity to meet is the one that my fellow independent director Courtney Mather recommended to the company.  This flies in the face of the many assurances I received from Chairman Bill Parrett that the whole board would be involved in the process of deciding on this critical hire.  In addition, I believe the chances of the board selecting the one candidate with the qualifications to become Conduent’s next CEO, if necessary, are being blocked – despite the board’s clear mandate to bolster succession planning.  This is unquestionably a situation that screams out for Chairman Bill Parrett to assert his leadership position to prevent yet another hasty and ill-thought-out proposal from being rammed through.  And yet he remains silent, allowing this important process that is so crucial for the future of Conduent to become a travesty.

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Legal Matters.  Another issue that has greatly plagued the company is a decade-long $2 billion lawsuit by the State of Texas against Conduent claiming that the company’s negligence caused taxpayers to pay for thousands of unnecessary children’s dental and orthodontic procedures.  This case has been a great overhang on the morale of the company’s employees and has seriously hampered Conduent’s ability to win new business, as reflected in recent operating performance.  The case has dragged on and on and on (at a cost of over $18 million in external counsel fees) with seemingly no progress toward resolution during Bill Parrett’s tenure as Chairman.  While he should have been leading the board in taking an extremely active role to remove this albatross, there seemed to be no settlement in sight until I and certain of my fellow directors inserted ourselves into the process.  Once we did so, we insisted that serious settlement negotiations be initiated immediately.  Within weeks, we achieved what couldn’t be accomplished in almost a decade – a $236 million settlement which removes this overhang, as well as the high legal fees that have seemed to be an annuity for the law firms handling the case for the past number of years.  My simple question is this: why couldn’t Chairman Bill Parrett have gotten this done? Part of the reason became painfully apparent to me once I began digging in to the situation – Bill simply did not have a good handle on the facts or issues involved in the case.  Again, unfortunately the answer is clear in my view, which is that our Chairman has been asleep at the switch.

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Financial Matters.  2019 operating guidance has already been reduced substantially.  I suspect this is what was really driving the hurried 401(k) agenda discussed above.  However, amazingly, despite these issues and all of Conduent’s other problems, there was recently an effort to have the company pursue a $200 million acquisition without the board having the time or information necessary to sufficiently understand the target company.  This plan was only thwarted when certain of my fellow directors became involved.  At the risk of sounding immodest, I believe that, with my experience as a chief financial officer and a securities analyst, I have a significant level of expertise in financial matters.  I believe it is obvious that the contemplated acquisition would have been an extremely dangerous one for Conduent, with the potential for the company to lose the entire $200 million purchase price.  In my view, the proposed acquisition was far too large, aggressive and imprudent relative to Conduent’s battered enterprise value and in an area where the company has never operated or proven able to extract synergies.  Most importantly, a large portion of the target company’s earnings came from its ability to qualify for government contracts under a small business program.  When asked to stay on for a period following the acquisition to ensure that the company would continue to qualify for these contracts, the CEO of the target company refused, making it clear that purchasing this company would be bordering on ridiculous.  I find it hard to understand why we spent any time at all contemplating this acquisition.  I also found it alarming that, when questioned, Chairman Bill Parrett seemed to have a very poor understanding of the transaction – and even less of an appreciation for the damage it could have done to Conduent.

Selective dissemination of information, last minute notice of meetings, and decision-making without ample time for deliberation have been standard operating procedures at Conduent during the tenure of Chairman Bill Parrett.  His lax oversight has permitted critical decisions at Conduent to be made almost unilaterally.  In my opinion, this is gross negligence of the highest order.  Even worse, I believe I have been misled by him more than once.  I can no longer remain on a board lead by a chairman that I cannot trust and who I believe is willing to simply continue drifting along with a status quo which has already, and might well continue to, hurt shareholders.

While I do not believe that a board should micromanage a good CEO and management team, I also believe that when a CEO and management team are flailing, it is essential that a strong chairman and board become involved and hold management accountable – which has certainly not been the case at Conduent.  The only thing that will save Conduent is a major change in the makeup of the board – beginning with the chairmanship.  I sincerely hope you will find this letter useful and I wish all of you luck with the hard work ahead.

Sincerely yours,

/s/ Michael Nevin
Michael Nevin